

March 25, 2015

Dwight M. Barns
Chief Executive Officer
Nielsen Holdings Limited
AC Nielsen House
London Road
Oxford
Oxfordshire OX3 9RX
United Kingdom

    Re: **Nielsen Holdings Limited**
          Registration Statement on Form S-4
          Filed February 26, 2015
          File No. 333-202313
          Nielsen N.V.
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed February 20, 2015
          File No. 001-35042

Dear Mr. Barns:

      We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      In relation to the comments regarding your registration statement on Form S-4, please also respond to this letter by amending your registration statement and providing the requested information. In relation to the comments regarding your most recent annual report on Form 10-K and certain other Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and/or Exchange Act filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of the Merger

Description and Consequences of the Merger, page 15

1. Please provide examples that demonstrate how shareholders' rights will be materially affected by the change from Dutch corporate law to English corporate law.

Risk Factors Relating to the Merger

English law will require that we meet certain additional financial requirements…, page 23

2. Please tell us the process by which you will obtain approval from the UK High Court. In your response, tell us whether the approval of the UK High Court is discretionary and, if so, the circumstances under which it might deny your request.

Description of Nielsen-UK Ordinary Shares

Share Capital, page 46

3. Please tell us to whom the sterling shares and the non-voting bonus share will be issued.

Dividends and distributions, page 47

4. You provide disclosures regarding the requirement in the U.K. that dividends be paid from a distributable reserve. In this regard, tell us your consideration to include a discussion quantifying the impact of this requirement on your ability to pay dividends. Such disclosures should also provide additional transparency into the amount designated for statutory distributable reserves that you expect to be available for distribution, as cash dividends in accordance with U.K. laws and regulations, including whether or not those amounts are less than what was available for dividend payments prior to the change in domicile transaction. In addition, tell us and disclose how these reserves will be presented and impact your capital structure. To the extent that some of these disclosures will be made in future periodic filings, please include proposed disclosures in your response.

Certain Relationships and Related Party Transactions

Commercial Relationship with TIBCO, page 129

5. Please revise to disclose the circumstances under which the company can terminate its agreement with TIBCO Software Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management Discussion and Analysis of Financial Condition and Operating Results
Revenues, page 35

6.   Your disclosures present the changes in revenues from year to year. However, the
        underlying reasons for changes in your revenues from the prior period do not appear to be
        fully provided. In this regard, tell us what consideration you gave to providing a more
        robust analysis of the reasons for increases or decreases in revenue amounts for both your
        consolidated and segment results. To the extent that increases are material and are
        indicative of material trends based on multiple reasons, tell us how you considered
        quantifying and discussing each of the reasons provided. In addition, tell us what
        consideration you gave to providing disclosures that provide similar transparency to the
        information provided regarding the period to period changes discussed in your year-end
        earnings call and presentations held on February 12, 2015. For guidance, please refer to
        Item 303(a)(3) of Regulation S-K and Instruction 4 to paragraph (303)(a) of Regulation
        S-K and Section III.B.4 of SEC Release 33-8350.

Cost of Revenues, Exclusive of Depreciation and Amortization, page 36

7.   You indicate that "Costs within our Watch segment increased 11.1% (11.7% on a
        constant currency basis) primarily due to the impact of the Arbitron acquisition on
        September 30, 2013 partially offset by the impact of productivity initiatives." In this
        regard, please tell us what consideration you gave to quantifying each of the items
        identified as having a material impact on the increase or decrease in certain costs, along
        with an analysis of the underlying reasons for such changes and whether there are
        material trends that should be disclosed. In addition, provide a similar analysis for
        changes to your Selling, General and Administrative Expenses, Exclusive of Depreciation
        and Amortization. For guidance, refer to Item 303(a)(3) of Regulation S-K and Section
        III.B.4 of SEC Release 33-8350.

Description of Business, Basis of Presentation and Significant Accounting Policies
Foreign Currency Translation, page 65

8.   We note that you recognized a $52 million charge related to foreign exchange losses
        associated with your Venezuelan operations. In this regard, tell us what consideration
        you gave to expanding your disclosures to provide additional information regarding the
        nature and size of your operations in Venezuela. In particular, consider providing
        disclosure related to your net asset position by currency. In addition, tell us what
        consideration you gave to providing operating results and cash flow information for these
        operations in order to understand the magnitude of such operations. Lastly, tell us what
        consideration you gave to providing the following additional information required Item
        303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350:

- The historical and reasonably likely effects of the Venezuelan economic situation, on your results of operations and liquidity and future results and financial position within MD&A. Such information could be supplemented by presenting a sensitivity analysis related to the specific currency.

- Disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary;

- Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining the exchange rates provided the through the SICAD II mechanism. For example, the volume, frequency of successful exchange transactions, and status of attempts to use that rate may be necessary.

- the impact that further devaluation of the Bolivar relative to the U.S. dollar will have on changes in profitability related to your Venezuela operations.

9. Please tell us what consideration you gave to separately disclosing the amount of cash held in Venezuela, and if there are any economic or other restrictions with regard to the use or transferability of such cash. Refer to Rule 5-02.1 of Regulation S-X.

Note 14. Income taxes, page 97

10. You indicate that, "as a consequence of the significant restructuring of the ownership of the Nielsen non-U.S. subsidiaries in 2007 and 2008 the Company has determined that as of December 31, 2014 no income taxes are required to be provided for on the approximately $3.2 billion, which is the excess of the book value of its investment in non-U.S. subsidiaries over the corresponding tax basis." In this regard, tell us whether or not the proposed change in domicile transaction from the Netherlands to the U.K. will impact your assessment that no income taxes are required to be provided on the $3.2 billion related to the 2007 and 2008 transactions. In particular, please tell us whether or not the Dutch participation exemption will continue apply to the 2007 and 2008 transactions.

11. Based on your disclosures on page 23 of the Form S-4, we note your disclosure that Nielsen-UK also expects that it should be able to repatriate cash to Nielsen-UK from the rest of the Nielsen group in a UK tax efficient manner. To the extent that you have cash held in foreign subsidiaries, please tell us the amount of cash held in foreign subsidiaries outside the UK and tell us the impact if any of this transaction on those amounts. In addition, your response should also address how this transaction will impact deferred tax amounts currently recognized on your balance sheets for both the Netherlands and foreign subsidiaries.

12.   Within your statutory rate reconciliation table on page 98 please tell us the nature and amount of items comprising the line items "Tax impact of global licensing arrangements" and "Effect of global financing activities."

Note 17. Segments, page 102

13.   You indicate that you align your operating segments in order to conform to management's internal reporting structure, which is reflective of service offerings by industry. Also, during 2014 you updated your reporting structure in a manner that changed the composition of your reporting units. In this regard, we note during your year-end earnings call you state the following, "we are changing the way we present our Buy segment in order to provide a better depiction of our Buy business. As we illustrated when we broke down our 2015 guidance levers, we'll be speaking about the segment in terms of developed markets and emerging markets as opposed to a view on information versus insights." In addition, you indicate that this presentation mirrors how you manage the business. In light of your current effort to restructure the way in which you manage and view your business, please explain your current reporting units and aggregation methodology. For example, tell us what consideration you gave to developed markets and emerging markets within the Buy Segment as representing separate reporting units. To the extent these are aggregated units tell us how you determined that your reporting units meet the aggregation criteria set forth in ASC 280-10-50-11.

Note 19. Guarantor Financial Information, page 109

14.   It is not clear that you have provided all of the disclosures required by Rule 3-10(i)(8) to (11) of Regulation S-X. For example, pursuant to Rule 1-02(aa) of Regulation S-X, wholly-owned is not equal to 100% owned. Please advise.

15.   We note certain guarantee release provisions in your senior debenture loans. Tell us how you evaluated those release provisions and disclosure of the same, with respect to any impact on your reliance on financial reporting relief under Rule 3-10 of Regulation S-X. In this regard, tell us if these are customary release provisions which include for example, when:

   • the subsidiary is sold or sells all of its assets;

   • the subsidiary is declared "unrestricted" for covenant purposes;

   • the subsidiary's guarantee of other indebtedness is terminated or released;

   • the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied;

   • the rating on the parent's debt securities is changed to investment grade; or

- the parent's debt securities are converted or exchanged into equity securities.

16.   From your disclosures in the headnote, the relationships among the issuers, parent, subsidiary guarantors and subsidiary non-guarantors of your senior debenture loans are unclear. In this regard, please provide us with a chart that identifies the issuers of these senior debenture loans, the guarantors, subsidiary guarantors and subsidiary non-guarantors and related ownership interests and structure so we may better understand the relationships between and among each of these entities.

17.   Due to the differing laws, and enforcement thereof, within the UK and the Netherlands, please tell us the impact that the change in domicile transaction from one jurisdiction to another, as proposed in the Form S-4 filed on February 26, 2015 by Nielsen Holdings Ltd, will have on your senior debenture loans, the related guarantees and your reporting requirements for the related guarantees. In addition, to the extent there are ownership changes, please provide us a chart that details your ownership structure after the change in domicile transaction. Also, confirm that after the change in domicile you expect to have maintained continued compliance with the financial reporting relief under Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933 and all applicable Securities Act rules or the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement on Form S-4 please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments regarding your Exchange Act filing, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Craig Wilson, Sr. Assistant Chief Accountant, at 202-551-3226 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551- 3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Craig D. Wilson *for*

Mark P. Shuman
Branch Chief – Legal

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP